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Derek Dostal
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4322 tel 212 701 5322 fax derek.dostal@davispolk.com
Confidential

September 23, 2020
Re:	VG Acquisition Corp. Registration Statement on Form S-1 Filed September 16, 2020 File No. 333-248844

Mr. Jonathan Burr
Ms. Pamela Long
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Burr and Ms. Long:

On behalf of our client, VG Acquisition Corp., a Cayman Islands private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated September 22, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) together with this response letter.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Registration Statement on Form S-1 filed September 16, 2020

Exhibits

1.	We note that Section 9.3 of the Form of Warrant Agreement filed as Exhibit 4.4 includes an applicable law provision limiting where claims may be brought (e.g., the courts of the State of New York or the United States District Court for the Southern District of New York). Please clarify if this provision is applicable to investors in this offering and, if so, whether it applies to claims made under the federal securities laws. If the provision is applicable to investors in this offering, please also revise your prospectus to discuss the provision, including a description of any risks or other impacts on investors and whether there is uncertainty as to its enforceability.

Response: The Company acknowledges the Staff’s comment and has revised Section 9.3 of the form of warrant agreement to remove any limitations to where claims may be brought (e.g., the courts of the State of New York or the United States District Court for the Southern District of New York). As revised, the form of warrant agreement filed as Exhibit 4.4 to Amendment No. 1 does not contain any provision limiting where claims may be brought, including for claims that arise under the Securities Act or Exchange Act. As a result of the foregoing revisions, the Company does not believe that any additional disclosure, including risk factor disclosure, is appropriate.

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek Dostal
Derek Dostal
cc:	Via E-mail
Josh Bayliss, Chief Executive Officer James Cahillane, SVP and General Counsel